UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

GERDAU AMERISTEEL CORPORATION

(Name of Issuer)

COMMON SHARES

(Title of Class of Securities)

37373P 10 5

(CUSIP Number)

Alan M. Klein

Simpson Thacher & Bartlett LLP

425 Lexington Avenue

New York, NY 10017

(212) 455-2000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 8, 2010

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 37373P 10 5

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Gerdau S.A.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Federative Republic of Brazil

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 287,375,350

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 287,375,350

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 287,375,350

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 66.3%

14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 37373P 10 5

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Gerdau Steel North America Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Canada

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 287,375,350

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 287,375,350

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 287,375,350

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 66.3%

14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 37373P 10 5

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Jorge Gerdau Johannpeter

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Federative Republic of Brazil

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 435,668

	8.	Shared Voting Power 287,375,350

	9.	Sole Dispositive Power 435,668

	10.	Shared Dispositive Power 287,375,350

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 287,811,018

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 66.4%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 37373P 10 5

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Frederico Carlos Gerdau Johannpeter

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Federative Republic of Brazil

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,009,232

	8.	Shared Voting Power 287,375,350

	9.	Sole Dispositive Power 1,009,232

	10.	Shared Dispositive Power 287,375,350

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 288,384,582

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 66.6%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 37373P 10 5

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Andre Gerdau Johannpeter

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Federative Republic of Brazil

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 76,000

	8.	Shared Voting Power 287,375,350

	9.	Sole Dispositive Power 76,000

	10.	Shared Dispositive Power 287,375,350

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 287,451,350

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 66.3%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 37373P 10 5

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Claudio Gerdau Johannpeter

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Federative Republic of Brazil

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 17,600

	8.	Shared Voting Power 287,375,350

	9.	Sole Dispositive Power 17,600

	10.	Shared Dispositive Power 287,375,350

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 287,392,950

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 66.3%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 37373P 10 5

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Germano Gerdau Johannpeter

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Federative Republic of Brazil

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 425,668

	8.	Shared Voting Power 287,375,350

	9.	Sole Dispositive Power 425,668

	10.	Shared Dispositive Power 287,375,350

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 287,801,018

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 66.4%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 37373P 10 5

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Klaus Gerdau Johannpeter

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Federative Republic of Brazil

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 946,232

	8.	Shared Voting Power 287,375,350

	9.	Sole Dispositive Power 946,232

	10.	Shared Dispositive Power 287,375,350

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 288,321,582

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 66.5%

14.	Type of Reporting Person (See Instructions) IN

Amendment No. 4 to Schedule 13D

This Amendment No. 4 to Schedule 13D (“Amendment No. 4”) amends and supplements Item 4 and amends and supplements Item 7 of the Schedule 13D filed by Gerdau S.A., Gerdau Steel North America Inc. (“GSNAI”) and Jorge Gerdau Johannpeter, Frederico Carlos Gerdau Johannpeter, Claudio Gerdau Johannpeter, Klaus Gerdau Johannpeter, Germano Gerdau Johannpeter and Andre Gerdau Johannpeter (collectively, the “Gerdau Johannpeter family” and together with Gerdau S.A. and Gerdau Steel North America Inc., the “Reporting Persons”) on June 30, 2010, as previously amended and supplemented, (the “Schedule 13D”), in respect of the common shares, no par value, of Gerdau Ameristeel Corporation (the “Issuer”), a corporation incorporated under the laws of Canada.  Capitalized terms used in this Amendment No. 4 but not defined herein have the meanings given to such terms in the Schedule 13D.  Except as specifically provided herein, this Amendment does not modify any of the information previously reported in the Schedule 13D.

Item 4.	Purpose of Transaction

The Arrangement Agreement executed on June 29, 2010 included provisions to account for Common Shares that might not yet have been purchased on behalf of participants in the Co-Steel Share Loan Plan (as defined in the Arrangement Agreement).  On July 6, 2010 it was determined by the Issuer’s transfer agent (the “Transfer Agent”) that all of the Common Shares that were required to be purchased on behalf of participants in the Co-Steel Share Loan Plan had in fact been purchased and were outstanding on the record date of June 18, 2010 (the “Record Date”).

On July 7, 2010, Gerdau S.A., GSNAI and the Issuer entered into the amending agreement (the “Amending Agreement”) to amend the terms of the Arrangement Agreement and Plan of Arrangement to reflect the advice provided by the Transfer Agent that all of the Common Shares that were required to be purchased on behalf of participants in the Co-Steel Share Loan Plan had in fact been purchased and were outstanding on the Record Date.  The Amending Agreement is filed as Exhibit 1 to this Schedule 13D.

Item 7.	Material to be Filed as Exhibits
The following document is filed as an exhibit:

Exhibit Number	Exhibit Name

1

Amending Agreement dated as of July 7, 2010, among Gerdau S.A., Gerdau Steel North America Inc. and Gerdau Ameristeel Corporation amending that certain arrangement agreement dated as of June 29, 2010 among Gerdau S.A., Gerdau Steel North America Inc. and Gerdau Ameristeel Corporation, which was previously filed as Exhibit 1 of the Reporting Persons’ Schedule 13D filed on June 30, 2010.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 8, 2010

GERDAU S.A.

By:	/s/ Osvaldo Burgos Schirmer
Name: Osvaldo Burgos Schirmer
Title: Chief Financial Officer

GERDAU STEEL NORTH AMERICA INC.

By:	/s/ Expedito Luz
Name: Expedito Luz
Title: Assistant Secretary

/s/ Jorge Gerdau Johannpeter
Jorge Gerdau Johannpeter

/s/ Frederico C. Gerdau Johannpeter
Frederico C. Gerdau Johannpeter

/s/ Andre Gerdau Johannpeter
Andre Gerdau Johannpeter

/s/ Claudio Gerdau Johannpeter
Claudio Gerdau Johannpeter

/s/ Germano Gerdau Johannpeter
Germano Gerdau Johannpeter

/s/ Klaus Gerdau Johannpeter
Klaus Gerdau Johannpeter